INTRALINKS HOLDINGS, INC.

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Kathleen Collins, Accounting Branch Chief, Office of Information Technologies and Services

Re:        Intralinks Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 13, 2015
File No. 001-34832

Dear Ms. Collins:
We have received the comment letter dated November 16, 2015 of the Staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above referenced filing (the “Form 10-K”) made by Intralinks Holdings, Inc. (the “Company”). The following represents our response to your comments. For your ease of reference, the Company has included the original comments below and has provided its responses after the comments.
Business, page 5
Staff Comment # 1:
We note your disclosure on page 69 that the deferred revenue balance does not represent the total contract value of your outstanding agreements. In your fourth quarter earnings call management discloses the company’s 12-month backlog, both billed and unbilled, which management explains is a measure of contractual revenue commitment. Please tell us what consideration was given to disclosing the dollar value amount of backlog orders believed to be firm, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K.
Response:
In response to the Staff’s comment, the Company confirms that it will include the dollar amount of backlog believed to be firm, with an indication of the portion that is not reasonably expected to be earned within the subsequent 12 months, as well as seasonal or other material aspects of its backlog, in the Business section of its future Annual Reports on Form 10-K, in accordance with Item 101(c)(1)(viii) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Metrics, page 39
Staff Comment # 2:
We note that in your fourth quarter 2014 and subsequent earnings calls, you provide the 12-month enterprise backlog growth, which management indicates is the best leading indicator of your future enterprise revenue growth. We also note that you provide this information in your 2015 quarterly earnings releases furnished on Forms 8-K. Please tell us whether you believe enterprise backlog growth is a key performance indicators used in managing your business. In light of the significance of your enterprise revenues, tell us what consideration was given to disclosing this leading indicator in your discussion and analysis. Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release No. 33-8350.
Response:
The Company acknowledges the Staff’s comment.  The Company believes 12-month enterprise backlog growth is currently a leading indicator of future enterprise revenue growth.
As disclosed in prior filings, in late 2014, the Company announced the availability of Intralinks VIA™ 2.0. At the time of the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “2014 10-K”) in March 2015, Intralinks VIA 2.0 was still a new offering in the marketplace. Although the Company believed and saw early evidence that Intralinks VIA 2.0 would result in growth in its Enterprise revenue, the Company did not believe that those results constituted a trend that would give rise to discussion of 12-month enterprise backlog growth as a key metric in its Management’s Discussion and Analysis (“MD&A”) section of the 2014 10-K.
After continued evaluation of Intralinks VIA 2.0 and in an effort to provide investors with additional information on the progress toward growing its Enterprise revenue, throughout 2015, the Company reported on the growth in its 12-month Enterprise backlog during its earnings calls and in its earnings press releases. Further, as noted on its 2015 earnings calls, the Company will report on its 12-month Enterprise backlog growth at December 31, 2015 in its earnings release for the fourth quarter and full year 2015, which call will occur during February 2016.
In light of the foregoing, the Company confirms that it will include disclosure describing 12-month Enterprise backlog growth as a key metric in the MD&A section of its Annual Report on Form 10-K for the year ending December 31, 2015.
Consolidated Financial Statements
Consolidated Statements of Comprehensive Loss, page 64
Staff Comment # 3:
We note your presentation of the change in foreign currency translation adjustment includes the related tax benefit. Please describe for us the transactions and circumstances that resulted in recognizing a tax benefit related to the foreign currency translation adjustment. Refer to ASC 220-10-45-16 and ASC 830-30-40-1.
Response:
The Company acknowledges the Staff’s comment. Per ASC 220-10-45-16, accumulated foreign currency translation adjustments are reclassified to net income only when realized upon the sale or the complete or substantially complete liquidation of an investment in a foreign entity. To date, the Company has not sold or completed or substantially completed a liquidation of an investment in a foreign entity. The Company’s foreign currency translation adjustment solely results from the process of translating the functional currency financial statements of certain of its subsidiaries, which are denominated in currencies other than the U.S. dollar, into the Company’s reporting currency, which is the U.S. dollar.
ASC 830-30-45-21 states that translation adjustments should be accounted for in the same way that temporary differences are accounted for under the provisions of ASC 740, except for translation adjustments related to foreign subsidiaries where deferred income taxes are not provided on unremitted earnings under the indefinite reversal exception in ASC 740-30-25-17. Since none of the Company’s foreign earnings are considered indefinitely reinvested, deferred income taxes on outside basis differences, including cumulative translation adjustments, are required to be provided and allocated to other comprehensive income. For each of the three years in the period ended December 31, 2014, the Company’s foreign currency translation adjustment resulted in a loss requiring an allocation of a deferred income tax benefit to other comprehensive income.
It should be noted that at December 31, 2014, the Company recorded a valuation allowance on its net deferred tax assets. When the Company recorded the valuation allowance at December 31, 2014, a portion of the valuation allowance should have been allocated to other comprehensive income to offset the deferred tax benefit that had been credited to other comprehensive income during the year. The Company quantified the impact and does not believe the amount of the deferred tax benefit that should have been reflected in continuing operations rather than other comprehensive income is quantitatively or qualitatively material to the Company’s consolidated financial statements for the year ended December 31, 2014 and projected financial results for the year ending December 31, 2015.
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The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (212) 543-7950 should you have any questions or comments to this response.

Very truly yours,

/s/ Christopher J. Lafond
Christopher J. Lafond
Chief Financial Officer, Intralinks Holdings, Inc.

cc:    Eiko Yaoita Pyles, Securities and Exchange Commission
Joyce Sweeney, Securities and Exchange Commission
Audit Committee, Intralinks Holdings, Inc.
Patrick Wack, Chairman, Intralinks Holdings, Inc.
Peter Gyenes, Lead Independent Director, Intralinks Holdings, Inc.
Ronald W. Hovsepian, President and Chief Executive Officer, Intralinks Holdings, Inc.
Scott N. Semel, EVP, General Counsel and Secretary, Intralinks Holdings, Inc.
Stephen M. Davis, Goodwin Procter LLP
Daniel A. Lang, Goodwin Procter LLP
Daniel Slayton, PricewaterhouseCoopers LLP